Versus Systems Inc.

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

December 15, 2021

VIA EDGAR

Ms. Priscilla Dao

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Versus Systems Inc.

Registration Statement on Form F-1, as amended

File No. 333-261423

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Versus Systems Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, December 16, 2021, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Eric M. Hellige at Pryor Cashman LLP, outside counsel to the Company, at ehellige@pryorcashman.com (telephone 212-326-0846).

Very truly yours,

/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

cc:	Eric M. Hellige, Esq.